SE[barcode]MISSION

06003061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 West O'Brien Drive, Suite 103
(No. and Street)

PROCESSED
APR 14 2006
THOMSON FINANCIAL

Hagatna, GU 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence P. Martinez (671) 477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Dhonson Plaza, Suite B 740 South Marine Corps Drive Tamuning, GU 96913
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 203 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence P. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY G.V. REYES
NOTARY PUBLIC
In and For Guam, U.S.A.
My Commission Expires: June 03, 2007
P.O. Box 8282 Tamuning, Guam 96931

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

ADVISORS UNLIMITED

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2005 AND 2004

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913

ADVISORS UNLIMITED

Financial Statements and Other Financial Information
Years ended December 31, 2005 and 2004

Contents

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advisors Unlimited

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2005 and 2004, and the related statements of income (loss) and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, changes in ownership equity, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

February 10, 2006

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890
Web: www.gtguam.com

ADVISORS UNLIMITED

Balance Sheets
December 31, 2005 and 2004

ASSETS	2005	2004
Current Assets:		
Cash and cash equivalents	$ 14,042	$ 23,452
Accounts receivable, net of allowance for doubtful accounts of $1,000 in 2005 and 2004	20,744	18,725
Prepaid expenses	1,783	2,155
Future benefits of NOL carryforward	-	533
Total Current Assets	36,569	44,865
Property and equipment, net of accumulated depreciation	4,226	1,800
Other assets, net of accumulated amortization	-	805
Total Assets	$ 40,795	$ 47,470

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Current Liabilities:		
Accounts payable	$ 5,080	$ 17,284
Gross Receipts Tax Payable	1,061	920
Income Tax Payable	326	-
Total Current Liabilities	6,467	18,204
Stockholders' Equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional paid-in capital	5,000	5,000
Retained earnings	9,328	4,265
Total Stockholders' Equity	34,328	29,265
Total Liabilities and Stockholders' Equity	$ 40,795	$ 47,470

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statements of Income (Loss) and Retained Earnings
Years ended December 31, 2005 and 2004

		2005		2004
Revenue:				
Advisory fees	$	80,910	$	62,470
Commissions		78,162		48,618
Total revenues		159,072		111,088
Operating Expenses:				
Commissions		92,764		63,003
Wages		14,786		13,413
Rent		12,480		10,852
Licenses, fees, and sundry taxes		8,422		5,275
Office expenses		5,837		2,543
Utilities		4,643		4,678
Legal and professional fees		3,945		3,100
Insurance		3,455		1,255
Maintenance and repairs		2,002		-
Depreciation and amortization		1,875		3,041
Entertainment and Meals		1,375		-
Dues and Subscriptions		715		65
Advertising and promotion		409		472
Equipment rental		277		1,659
Other		166		3,032
Total operating expenses		153,150		112,388
Net income (loss) before income taxes		5,922		(1,300)
Income tax benefit (expense)		(859)		143
Net income (loss)		5,063		(1,157)
Retained earnings at beginning of year		4,265		5,422
Retained earnings at end of year	$	9,328	$	4,265

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statement of Cash Flows
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows provided by (used in) operating activities:		
Net income (loss)	$ 5,063	$ (1,157)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,875	3,041
(Increase) decrease in assets:		
Accounts receivable	(2,019)	(5,784)
Prepaid expenses	372	(433)
Deferred income tax	533	(143)
Increase (decrease) in liabilities:		
Accounts payable	(12,204)	15,499
Gross Receipts Taxes Payable	141	-
Income Taxes Payable	326	(530)
Net cash used in operating activities	(5,913)	10,493
Cash flows used by investing activities:		
Asset purchases	(3,497)	(635)
Net cash used by investing activities	(3,497)	(635)
Net increase (decrease) in cash	(9,410)	9,860
Cash at beginning of year	23,452	13,592
Cash at end of year	$ 14,042	$ 23,452

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Notes to Financial Statements
December 31, 2005 and 2004

1) Organization and Summary of Significant Accounting Policies

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks.

Advisors Unlimited had approximately $14,042 and $23,452 of deposits insured through the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2005 and 2004, respectively.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. In prior years, depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on an accelerated method over the estimated useful lives of respective assets. In 2005, depreciation and amortization is based on the straight line method.

Income Taxes

Income taxes represent taxes recognized under laws of the Government of Guam which generally conform to U.S. tax laws.

ADVISORS UNLIMITED

Notes to Financial Statements
December 31, 2005 and 2004

1) Organization and Summary of Significant Accounting Policies, Continued

Other Assets

Start-up costs incurred for the formation of the Corporation were capitalized in 2000 and were amortized using the straight-line method over a 60-month period.

Advertising

Website advertisement fees and media advertisement, such as newspaper and magazines, are expensed as they are incurred. Advertising expenses amounted to $409 and $472 in 2005 and 2004, respectively.

2) Property and Equipment

A summary of property and equipment as of December 31, 2005 and 2004 follows:

	2005	2004
Furniture and equipment	$ 17,150	$ 13,655
Leasehold improvements	721	721
	17,871	14,376
Less accumulated depreciation	(13,645)	(12,576)
	$ 4,226	$ 1,800

3) Significant Revenue Source

Three multinational brokerage firms account for 63.1% and 99.9% of the Corporation's revenues for the years ended December 31, 2005 and 2004, respectively.

4) Commitments

Future annual rental commitments under a non-cancelable operating lease at December 31, 2005 are as follows:

Year ending December 31,	
2006	$ 12,480

Rent expense was $12,480 and $10,852 in 2005 and 2004, respectively.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2005

Total ownership equity qualified for net capital	$	34,328
Deductions and/or charges:		
Nonallowable assets from statement of financial condition		(25,315)
Net capital before haircuts on securities positions		9,013
Haircuts on securities		-
Net capital	$	9,013

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2005

Total aggregate indebtedness	$	6,467
Net capital	$	9,013
Percentage of aggregate indebtedness to net capital		72%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2005

Minimum net capital required	$	431
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement	$	5,000
Net capital		9,013
Excess net capital	$	4,013
Excess net capital at 1000%:		
Net capital		9,013
Less: 10% of aggregate indebtedness		647
Excess net capital at 1000%	$	8,366

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2005

	Per Audit	Per Focus Report	Difference
Total ownership equity qualified for net capital	$ 34,328	$ 34,827	$ (499)
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(25,315)	(22,288)	(3,027)
Net capital before haircuts on securities positions	9,013	12,539	(3,526)
Haircuts on securities	-	-	-
Net capital	$ 9,013	$ 12,539	$ (3,526)

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

ADVISORS UNLIMITED

Statement of Changes in Ownership Equity
December 31, 2005

Beginning Balance	January 1, 2005	$	29,265
Net Income			5,063
Ending Balance	December 31, 2005	$	34,328

Grant Thornton

Accountants and Management Consultants

February 10, 2006

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the years ended December 30, 2005 and 2004, on which we have issued our report dated February 10, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, NASD, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890
Web: www.gtguam.com